Exhibit 7.07

John McDonnell III
1700 K Street, Fifth Floor
Washington, DC 20006

February 26, 2007

John J. McDonnell, Jr.
Chairman
Dunluce Acquisition Corporation
7984 Georgetown Pike
McLean, Virginia 22102

Dear Jack:

I hereby resign from all positions held by me at Dunluce Acquisition Corporation, including those of president, secretary and member of the board of directors, effective today, February 26, 2007.

Sincerely yours,

/s/ John J. McDonnell III
John J. McDonnell III